Mail Stop 3561

July 23, 2008

Mr. George M. Bachman
Chief Financial Officer
Florida Public Utilities Company
401 South Dixie Highway
West Palm Beach, FL 33401

> **Re:** **Florida Public Utilities Company**
> **Form 10-K for the fiscal year ended December 31, 2007**
> **Filed March 25, 2008**
> **Form 10-Q for the fiscal quarter ended March 31, 2008**
> **Filed May 14, 2008**
> **File No. 001-10608**

Dear Mr. Bachman:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2007

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Common Shareholders' Equity

1.   Please display comprehensive income in a financial statement that is displayed
        with the same prominence as other financial statements. Refer to paragraph 22 of
        SFAS 130. Also disclose the amount of income tax expense or benefit allocated
        to each component of other comprehensive income, including reclassification
        adjustments, either on the face of the statement in which those components are
        displayed or in a note. Refer to paragraph 25 of SFAS 130.

Note 2. Goodwill and Intangible Assets

2.   Please describe to us the circumstances that support classification of customer
        distribution rights and customer relationships as indefinite lived intangible assets.
        In this regard, tell us why you believe no legal, regulatory, contractual,
        competitive, economic or other factors limit the useful life of the unamortized
        intangible assets. Refer to paragraph 11 of SFAS 142.

Note 7. Long-term Debt

3.   We note your disclosure that the Palm Beach County municipal bonds are
        callable. In this regard, please explain to us why it is appropriate to classify the
        bonds as long-term as of December 31, 2007. Refer for guidance to SFAS 78.

Item 9A. Controls and Procedures

Disclosure Controls and Procedures

4.   We note you state that your disclosure controls and procedures were effective to
        ensure that information required to be disclosed by the Company in reports that it
        files or submits under the Exchange Act is recorded, processed, summarized and
        reported within the time periods specified. Your disclosure includes a partial
        definition of disclosure controls and procedures. Please revise your disclosure to
        either exclude the definition of disclosure controls and procedures or include the
        entire definition, which can be found in Exchange Act Rule 13a-15(e). In this
        regard, with respect to your current disclosure, please clarify, if true, that your
        officers concluded that your disclosure controls and procedures are also effective
        to ensure that information required to be disclosed in the reports that you file or
        submit under the Exchange Act is accumulated and communicated to your
        management, including your principal executive and principal financial officer, to

allow timely decisions regarding required disclosure. Please also revise your Form 10-Q for the quarter ended March 31, 2008.

<u>Exhibits 31.1 and 31.2</u>

5.   Please be advised that the certifications required by Rule 13a-14(a) or Rule 15d-14(a) must include language exactly as set forth in Item 601(b)(31) of Regulation S-K. In this regard, please note that there are four subsections required in paragraph 4. Please revise to include the internal controls language found in subsection (b), which we note was missing. To the extent you have no other revisions in response to our comments, you may file an abbreviated amendment that consists of a cover page, explanatory note, signature page and paragraphs 1, 2, 4, and 5 of the certification. Otherwise, you should include the entire certification. Also note that it would be appropriate to comply with the above disclosure controls and procedures comment in the abbreviated amendment. Please also revise your Form 10-Q for the quarter ended March 31, 2008.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments. Please submit your response letter on EDGAR as a correspondence file.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272, Sarah Goldberg, Assistant Chief Accountant, at (202) 551-3340 or me at (202) 551-3849 if you have any questions regarding the comments on the financial statements and related matters.

Sincerely,

James Allegretto
Senior Assistant Chief Accountant